Registration No. 333-136284

Filed Pursuant to Rule 424(b)(3)

PROSPECTUS

TUCOWS INC.

3,596,337 SHARES OF COMMON STOCK

This prospectus relates to resales of shares of common stock previously issued by Tucows Inc. to certain selling stockholders in connection with the Agreement and Plan of Merger, dated as of June 15, 2006, by and among Tucows (Delaware) Inc., Tucows (Nevada) Inc., Mailbank.com, Inc., Rawleigh H. Ralls IV as the Stockholders’ Representative, the stockholders identified on the signature page thereto and, solely with respect to Section 11.4, Tucows Inc., which closed on June 19, 2006.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares.

The selling stockholders may resell the common stock to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions, or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all costs, expenses, and fees in connection with the registration of the shares.

Shares of our common stock are quoted on the American Stock Exchange under the symbol “TCX.” On October 25, 2006, the last reported sale price of our common stock was $0.87 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 26, 2006.

Our principal executive offices are located at 96 Mowat Avenue, Toronto, Ontario, Canada M6K 3M1, our telephone number is (416) 535-0123 and our Internet address is www.tucows.com. The information on our Internet website is not incorporated by reference into this prospectus. We have included our Internet website address as an inactive textual reference only. Unless stated or the context otherwise requires, references in this prospectus to “Tucows,” “the Company,” “the Registrant,” “we,” “us,” and “our” refer to Tucows Inc. and its subsidiaries.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” before making an investment decision.

Tucows Inc.

We provide Internet services and downloadable software through a global distribution network of more than 6,000 customers. Our customers or Service Providers are primarily web hosting companies, ISPs and providers of other services over the Internet. These Service Providers are located in more than 100 countries.

We are an accredited registrar with ICANN and generate revenue primarily through the provision of domain registration and other Internet services to Service Providers who offer such services to their own customers in a process known as wholesale distribution. We were in the first group of 34 registrars accredited by ICANN in 1999. As of September 27, 2006, the number of registrars accredited by ICANN was approximately 854. ICANN maintains a list of accredited registrars at www.icann.org /registrars/accredited-list.html.

We are also a primary supplier of hosted messaging services, where we provide access to email and personal information management services for Service Providers and enterprises. Customers of our messaging services pay on a subscription basis for the services they choose to access.

Our goal is to strengthen our position as a supplier of Internet services to Service Providers. We believe that the market for Internet services will continue to grow and that our existing relationships provide us with an opportunity to expand our platform. We intend to expand the services we offer and increase our Service Provider relationships. Our goal is to implement this strategy while maintaining our high level of customer service and support.

Our Service Providers typically provide their customers, the end-users of the Internet, with a critical component to enable the customer’s use of the Internet. The Service Providers have a very high level of interaction with such end-users, who are typically individuals and businesses ranging from small businesses to large corporations. When a Service Provider has secured an end-user as a customer in one area of specialty, it has an opportunity to provide this customer with additional services. We believe that our wholesale offerings enable our Service Providers to focus on customer acquisition and retention while still being able to enhance per customer revenue by offering additional services along with their core services.

Although we primarily provide Internet Services for wholesale distribution by Service Providers, other registrars who do not want to incur the costs and complexities of building and maintaining their domain registration and management systems can utilize our open hosted registrar system platform, or OpenHRS. OpenHRS enables the Service Provider to provide domain registration and other services to their end-users.

In addition to generating revenue through the provision of domain registration and other Internet services, we generate advertising and other revenue through our website, www.tucows.com, which has the primary function of providing software for download. Advertising revenue is generated from third-party advertisers and from software developers who rely on us as an important source of distribution for our shareware, freeware and online services. Software developers use the Author Resource Center, or ARC, to submit their products for inclusion in our libraries and to purchase promotional placement of their software in the library categories, as well as other promotional services on a cost-per-click or flat rate basis. The libraries are available to end-users around the world via our own Internet facilities and via a global network of Internet service companies who elect to mirror our software libraries locally. We also generate revenue from companies who contract with us to provide them with co-branded content.

Products and Services

We offer our services to our network of Service Providers and directly to end-users. Our principal applications and services fall under two broad headings: Domain Registration and Ancillary Services, and Advertising and Other Services.

Domain Registration and Ancillary Services

Domain registration services

Domain Registration Services encompass all of our offerings related to the provisioning of domains, including the markets for expiring and secondary domain names. We offer wholesale and retail domain registration services for numerous gTLDs and ccTLDs. Key components of our domain registration services include:

•                  Wholesale Domain Services.  Tucows’ wholesale service is designed to enable Service Providers to register domains for their end-users using Tucows gTLD and ccTLD accreditations. Pricing is based on a per domain, per year charge. Tucows imposes no restrictions on the prices charged by Service Providers to their customers and offers this service through its OpenSRS Platform.

•                  Hosted Registrar Services.  Hosted Registrar Services allow ICANN accredited registrars to use Tucows’ technical systems to process domain registrations with their accreditation. Hosted registrar services enable registrars to use a proven system without incurring the costs of building their own technical infrastructure. Hosted registrar services also include professional service elements, including custom development, data management and systems administration. This service is offered through Tucows’ OpenHRS platform and is offered as a fee-based service.

•                  Retail Services.

Domain Direct.  Tucows offers retail domain registration and other Internet services through Domain Direct at www.domaindirect.com. These services are designed to enable consumers to establish an Internet presence using Domain Direct’s control panel, which includes tools for domain registration, personalized email, domain forwarding, blogware and web hosting that allow customers to register, develop, use and manage their websites.

NetIdentity.  Tucows manages a domain name portfolio of surname-based domain names that the company uses to provide consumers with personalized email and web hosting services. These services enable consumers to subscribe for the use of an email address such as john@smith.com or as web addresses for blog or website purposes.

Ancillary Services

Ancillary services include email and anti-spam services, digital certificates, billing, provisioning and customer care software solutions, blogware and website building tools. We offer these services to our Service Providers on a private label basis so that they may use their brands in selling Internet services to their end-users.

•                  Messaging Email. Our email service is a hosted service that provides email boxes that support post office protocol, or POP, Internet message access protocol, or IMAP, simple mail transfer protocol, or SMTP, and web-mail as methods of access and communication. Web-mail includes support for groupware functionality including shared calendaring, tasks, notes and email boxes. An email forwarding service is also provided.

•                  Anti-Spam. Our email defense anti-spam service is a Tucows hosted service that provides spam, virus, content and attachment filtering, as well as Denial of Service, or DoS, attack prevention.

•                  Digital Certificate Delivery. Digital certificates are required to facilitate any online transaction or exchange of sensitive information in a secure fashion. We have a partnership with GeoTrust to provide Service Providers with the ability to sell an array of digital certificates, also known as Secure Socket Layer, or SSL, certificates. Digital certificates consist of a public key and a private key. The public key is used to encrypt information and the private key is used to decipher it, a process that is known as an SSL handshake. Digital certificates are issued using identity verification procedures and, in combination with the trusted third-party infrastructure standard in the Internet industry, are used to enable secure electronic transactions and to otherwise verify online identities. This occurs when a browser points to a secured domain; an SSL handshake authenticates the server and the client and establishes an encryption method and a unique session key. They can then begin a secure session that guarantees message privacy and message integrity.

•                  Billing Services, Billing, Provisioning and Customer Care Solutions.

•                  Platypus Billing System, or Platypus, is a complete turnkey back-office solution for ISPs, Application Service Providers, or ASPs, web hosting companies and other companies that provide Internet services. Platypus handles billing, service provisioning, and customer account management. Web tools are provided so that customers can manage their customer accounts online.

•                  Wombat Help Desk System is a Platypus integrated Help Desk solution that provides total accountability for customer care needs. Wombat automatically routes, tracks and maintains customer care email and phone calls for optimal service desk performance.

•                  The Tucows Printing Service is an outsourced statement printing service offering Platypus Billing System customers’ statement printing, folding, stuffing and postage metering services.

•                  Blogware. Blogware is a proprietary hosted weblog content management system that makes it easy for end users to share information, photographs and other interactive content online via their website. We believe that Blogware is the only hosted blog or weblog content management system that was built exclusively for Service Providers and that takes into account their specific needs, including the ability to brand the service, to create and administer trials of the service and to manage and administer the service across their customer bases. We manage the entire Blogware service and provisioning infrastructure, as well as ongoing application development on an outsourced basis.

•                  Website Builder. Our website builder tool enables end-users to create a website using an easy to use template based tool. We manage the infrastructure allowing Service Providers to present a private label product to their end-user customers without the development effort or overhead expenses that would be required to design and manage such a service on their own.

Advertising and Other Services

Advertising and other services include revenues attributable to our content business. We generate revenue directly from users of its website through selling advertising through the following channels:

•                  Direct advertising on our website. Our website, www.tucows.com, is designed to provide customers with fast access to our extensive libraries of software and digital content and to provide them with help and information on using the Internet. We provide users with software for numerous platforms including Windows, Macintosh, Linux, personal digital assistants, mobile/cellular and online services. The main libraries contain a total of over 40,000 titles. Our staff checks each title for spyware and viruses. We provide a public forum where individuals can review or comment on the software products. Most titles are rated on a scale of one to five, five being the highest rating. Revenue is produced from our website through advertising and co-branding agreements. We do not generally enter into barter advertising agreements.

•                  Direct Navigation Revenue. We offer pay-per-click advertising on the pages of certain domains within the company’s domain name portfolio. When a user types one of these domain names into the command line of the browser, they are presented with dynamically generated links which are pay-per-click advertising. Every time a user clicks on one of the links listed on a web page, it generates revenue for Tucows.

•                  Our Author Resource Center. ARC provides software developers who rely on us as a primary source of distribution with the tools to manage and promote their software on our website through advertising services, including keyword search placements, banners, promotional placements and premium data services to our large, technologically sophisticated audience. The advertising sales business model is based on both the cost charged to send a message to 1,000 receivers, or a cost-per-thousand, variable, and the cost charged when a user clicks on the advertisement, or a cost-per-click through, variable.

Downloadable Software Distribution Network Architecture

We also manage an extensive network for distributing software and other digital content using proprietary software and standard hardware. The key elements of the accelerated content delivery network include central servers that we own and servers owned by Service Providers located at their facilities. Bandwidth and update times are minimized by utilizing mirroring software that sends compressed and incremental updates to local Service Providers and affiliates, which results in Service Providers’ mirror sites being able to keep their libraries more current and provide customers with fresher content. Files are distributed among the mirror sites based on several proprietary algorithms that allow us to manage and host more files than could be maintained at any one location.

THE OFFERING

Common Stock offered by selling stockholders	3,596,337 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering

American Stock Exchange symbol	TCX

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained or incorporated by reference in this prospectus before you purchase our common stock. Some of the following risks relate principally to our business and the industry and statutory and regulatory environment in which we operate. Other risks relate principally to the securities markets and ownership of our stock. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Risks Related to Our Business and Industry

We may not be able to maintain or improve our competitive position and may be forced to reduce our prices because of strong competition from other competitive registrars.

Before the introduction of competition into the domain registration industry in 1999, Network Solutions LLC, or Network Solutions, was the only entity authorized by the U.S. government to serve as the registrar for domains in the .com, .net and ..org domains. This position allowed Network Solutions to develop a substantial customer base, which gives it advantages in securing customer renewals and in developing and marketing ancillary products and services. In addition to Network Solutions, we face significant competition from other existing registrars and the continued introduction of new registrars in the domain registration industry. As of September 27, 2006, ICANN had accredited approximately 854 competitive registrars, including our company, to register domains in one or more of the generic top-level domains, or gTLD’s, though not all of these accredited registrars are operational. The continued introduction of competitive registrars and Service Providers into the domain registration industry and the rapid growth of some competitive registrars and Service Providers who have already entered the industry may make it difficult for us to maintain our current market share. Some of these registrars may have longer operating histories, greater name recognition, particularly in international markets, or greater resources than us. We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. As a result, we may not be able to compete effectively.

The market for domain registrations continues to be extremely competitive as participants strive to protect their current market share and improve their competitive position. VeriSign Global Registry Services, or VeriSign, currently charges registrars who use its shared registration system $6 for each registration, which most registrars, including our company, pass on to their customers. Some of our competitors offer registration services at a price level minimally above the registry and the ICANN fees for each domain registered in the .com and .net registry. Other competitors have reduced and may continue to reduce their pricing for domain registrations both for short-term promotions and on a permanent basis. Our competitors have also offered domain registrations free in a bundle of other products, deriving their revenues from other products and services. In addition, some of these competitors have experienced a significant increase in their registrations, suggesting that customers are becoming more price sensitive.

As our business model is premised upon selling multiple services through our Service Providers, we have competed aggressively to attract new clients and retain existing customers. As a result of these actions, our average selling prices have fallen and we may be required, by marketplace factors or otherwise, to reduce, perhaps significantly, the prices we charge for our core domain registration and related products and services. The decline in our average selling price has partially offset the impact of increased transaction volume on our revenue and profitability. The likelihood of further declines in our selling price will increase if our competitors who charge these reduced fees are able to maintain customer service comparable to ours. We may face continued pricing pressure in order to remain competitive, which would adversely impact our revenues and profitability. While we anticipate that the number of new, renewed and transferred-in domain registrations will incrementally increase, volatility in the market could result in our customers turning to other registrars, thereby impairing growth in the number of domains under our management and our ability to sell multiple services to such customers. Since our strategy is to expand the services we provide our customers, if we are unable to maintain our domain registrations, our ability to expand our business may be adversely effected.

Each registry and the ICANN regulatory body impose a charge upon the registrar for the administration of each domain registration. If these fees increase, this may have an impact upon our profits.

Each registry typically imposes a fee in association with the registration of each domain. For example, at present, the VeriSign registry charges a $6 fee. ICANN charges a $0.25 fee for each domain name registered in the TLDs that fall within its purview. We have no control over these agencies and cannot predict when they may increase their respective fees. Any increase in these fees must either be included in the prices we charge to our Service Providers or it must be imposed as a surcharge. If we absorb such cost increases or if surcharges act as a deterrent to registration, we may find that our profits are adversely impacted by these third-party fees.

If we are unable to improve our sales of existing TLDs, improve our renewal rate or generate alternate revenue streams, our business, financial condition and results of operations could be materially adversely affected.

Although the overall number of registrations in each new gTLD that has been launched has been significantly lower than the number of .com registrations, the introduction of new gTLDs and ccTLDs have contributed to our revenues. We expect to launch the mobi gTLD and the .eu CCTLD in the near future but have no way to assess the contribution that any such incremental sales will generate. However, in order to grow our revenues, we need to increase sales of existing TLDs, renewals, transfers or other products and services in lieu of the opportunities that were presented by the new gTLDs in 2001 and early 2002. Our business and results of operations could be materially adversely affected if the market for existing TLDs does not develop, if additional new top-level domains are not introduced or if substantial numbers of our customers turn to other registrars for their registration needs.

We rely on our network of Service Providers to renew their domain registrations through us and to distribute our applications and services, and if we are unable to maintain these relationships or establish new relationships, our revenues will decline.

The growth of our business depends on, among other things, our Service Providers’ renewal of their customers’ domain registrations through us. Service Providers may choose to renew their domains with other registrars or their registrants may choose not to renew and pay for renewal of their domains. If Service Providers decide, for any reason, not to renew their registrations through us, our revenues from domain registrations will decrease.

We believe that companies operating on the Internet are facing a period of consolidation. In addition, some of our Service Providers may decide to seek ICANN accreditation. Both of these situations could reduce the number of our active Service Providers, in which case our revenues may suffer.

If any of our competitors merge with one another, they will present a stronger combined force in the market and may attract the business of both existing and prospective Service Providers. Service Providers may opt to build their own technical systems and seek ICANN accreditation in order that they may process domain applications themselves. If a number of our customers decide to pursue this option, our sales will decrease.

Our failure to secure agreements with country code registries or our subsequent failure to comply with the regulations of the country code registries could cause customers to seek a registrar that offers these services.

The country code top-level domain, or ccTLD, registries require registrars to comply with specific regulations. Many of these regulations vary from ccTLD to ccTLD. If we fail to comply with the regulations imposed by ccTLD registries, these registries will likely prohibit us from registering or continuing to register domains in their ccTLD. Any failure on our part to offer domain registrations in a significant number of ccTLDs or in a popular ccTLD would cause us to lose a competitive advantage and could cause Service Providers to elect to take their business to a registrar that does offer these services.

Our standard domain registration agreement may not be enforceable, which could subject us to liability.

We operate on a global basis and all of our Service Providers must execute our standard domain registration agreement as part of the process of registering a domain. This agreement contains provisions intended to limit our potential liability arising from our registration of domains on behalf of our Service Providers and their customers, including liability resulting from our failure to register or maintain domains. If a domestic, foreign or international court were to find that the registration agreement is unenforceable, we could be subject to liability.

If we cannot obtain or develop additional applications and services that are appealing to our customers, we may remain dependent on domain registrations as a primary source of revenue and our net revenues may fall below anticipated levels.

A key part of our long-term strategy is to diversify our revenue base by offering our Service Providers additional value-added products and services that address their evolving business needs. Although we have recently experienced increased sales for new products and services such as email and web certificates, our efforts to date have not resulted in substantial diversification. We cannot be sure that we will be able to license new applications and services at a commercially viable cost or at all, or that we will be able to cost-effectively develop the applications in-house. If we cannot obtain or develop these applications on a cost-effective basis and cannot expand the range of our service offerings, sales of our services may suffer as Service Providers turn to alternate providers that are able to more fully supply their business needs.

As part of our diversification strategy, we recently acquired the hosted messaging business of a leading email services provider. The acquisition expands our presence in the email market but also increases our exposure in this volatile business. As we integrate the new business into our existing operations, a number of factors are likely to contribute to fluctuations in our operating results; these include:

•                  the demand for outsourced messaging services;

•                  our ability to attract and retain customers and provide customer satisfaction;

•                  the ability to upgrade, develop and maintain our systems and infrastructure and to effectively respond to the rapid technological changes in the messaging market;

•                  the budgeting and payment cycles of our existing and potential customers;

•                  the amount and timing of operating costs and capital expenditures relating to expansion of the messaging business; and

•                  the introduction of new or enhanced services by competitors.

In order to succeed in the hosted messaging business, our email product must remain competitive. We believe that some of the competitive factors affecting the market for hosted messaging services include:

•                  breadth of platform features and functionality of our offering and the sophistication and innovation of our competitors;

•                  scalability, reliability, performance and ease of expansion and upgrade;

•                  ease of integration with customers’ existing systems; and

•                  flexibility to enable customers to manage certain aspects of their systems and leverage outsourced services in other cases when resources , costs and time to market reasons favor an outsourced offering.

We believe competition will continue to be strong and further increase as our market attracts new competition, current competitors aggressively pursue customers, increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential customers have longer operating histories, larger customer bases, greater brand recognition in the business and greater financial, marketing and other resources than we do. Any delay in our development and delivery of new services or enhancement of existing services would allow our competitors additional time to improve their product offerings and provide time for new competition to develop and market messaging services. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our financial results to decline.

If we are unable to maintain our relationships with our customers, our revenue may decline.

We obtain revenues by distributing applications and services through our network of Service Providers. We also rely on our Service Providers to market, promote and sell our services. Our ability to increase revenues in the future will depend significantly on our ability to maintain our customer network, to sell more services through existing Service Providers and to develop our relationships with existing Service Providers by providing customer and sales support and additional products. Service Providers have no obligations to distribute our applications and services and may stop doing so at any time. If we are not able to maintain our relationships with Service Providers, our ability to distribute our applications and services will be harmed, and our revenue may decline.

With respect to our hosted messaging product, we rely on a limited number of customers for a high percentage of our revenues. The loss of one or several of these major customers, whether through termination of agreement, acquisition or bankruptcy, could have a significant impact on our revenues. Our agreements with our email customers typically have terms of one to three years often with automatic one-year renewals and can be terminated without cause upon certain notice periods that vary among our agreements and range from a period of 30 to 120 days notice.

We believe that part of our growth will be derived from Service Providers in international markets and may suffer if Internet usage does not continue to grow globally.

We believe that a major source of growth for Internet-based companies will come from individuals and businesses outside the United States where Internet access and use is less prevalent. A substantial number of our Service Providers are currently based outside the United States and we plan to grow our business in other countries. If Internet use in these jurisdictions does not increase as anticipated, our revenues may not grow as anticipated.

We currently license many third party technologies and may need to license further technologies which could delay and increase the cost of product and service developments.

We currently license certain technologies from third parties and incorporate them into certain of our products and services including email, anti-spam, anti-virus and web site publishing tools. The internet services market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. To the extent we cannot license necessary solutions, we may have to devote our resources to development of such technologies which could delay and increase the cost of product and service developments overall.

In addition, we may fail to successfully integrate licensed technology into our services. These third party licenses may expose us to increased risks, including risks related to the integration of new technology and potential intellectual property infringement claims. In addition, an inability to obtain needed licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. Any delays in services or integration problems could hinder our ability to attract and retain customers and cause our business and operating results to suffer.

We depend on third parties for free and low cost web-based content.

We access and provide web-based content for certain of our content notification and other sites. We access this content mainly by searching selected websites and then providing links to relevant content from the individual sites. Typically, we pay no fee, or a nominal fee, for accessing web-based content in this manner. Our ability to continue to use web-based content in this manner without cost, or for nominal fees, is fundamental to our goal of providing free, or low cost, content notification sites. If the market changes and owners begin to charge more significant fees for accessing material from their websites, we will incur additional expenses to provide the service or we may decide to no longer provide the service.

Our advertising revenues may be subject to fluctuations.

We believe that Internet advertising spending, as in traditional media, fluctuates significantly with economic cycles and during any calendar year, with spending being weighted towards the end of the year to reflect trends in the retail industry. Our advertisers can generally terminate their contracts with us at any time. Advertising spending is particularly sensitive to changes in general economic conditions and typically decreases when economic conditions are not favorable. A decrease in demand for Internet advertising could have a material adverse affect on our business, financial condition and results of operations.

We may acquire companies or make investments in, or enter into licensing arrangements with, other companies with technologies that are complementary to our business and these acquisitions or arrangements could disrupt our business and dilute your holdings in our company.

We may acquire companies or the rights to technologies in the future. Entering into these types of arrangements entails many risks, any of which could materially harm our business, including:

•                  diversion of management’s attention from other business concerns;

•                  failure to effectively integrate the acquired technology or company into our business;

•                  the loss of key employees from either our current business or the acquired business; and

•                  assumption of significant liabilities of the acquired company.

In addition, your holdings in our company will be diluted if we issue equity securities in connection with any acquisition or arrangement.

We may not be able to realize the intended and anticipated benefits from our acquisition of Mailbank.com, Inc., which may impact the value of this acquisition to our business and our ability to meet our financial obligations and targets.

In June 2006, we acquired Mailbank.com, Inc., a provider of personalized email services and the owner of a large collection of surname domain addresses. We plan to use these assets to offer personalized Internet services through our channel of Service Providers and to generate income from the parked page of each domain address.

Factors that could affect our ability to achieve the intended benefits include:

•                  Our ability to market this new offering to our channel of Service Providers and their consequent interest in selling the personalized email service to their respective end users.

•                  Our ability to acquire additional surname-based domain names in order to expand the portfolio to attract the greatest number of potential end users.

If the acquired assets are not integrated into our business as anticipated, we may not be able to achieve our intended benefits or realize the value paid for the assets acquired, which could materially harm our business, financial condition and results of operations.

We may experience unforeseen liabilities in connection with our domain name portfolio, including acquisition of the Mailbank.com, Inc. domain name portfolio, which could negatively impact our financial results.

The Mailbank.com, Inc. merger involved the acquisition of a portfolio of previously owned domain names. In addition, we are currently acquiring and intend to continue to acquire additional previously owned domain names. In some cases, these acquired domain names may have trademark significance that is not apparent to us. As a result, we may face demands by third party trademark owners asserting infringement or dilution of their rights and seeking transfer of the domain names through the Uniform Domain Name Resolution Policy adopted by ICANN or actions under national trademark or anti-competition legislation.

We review each claim or demand on its merits and we intend to transfer any such previously owned domain names acquired by us to parties that have demonstrated a valid prior right. We cannot however guarantee that we will be able to resolve all such disputes without litigation. The potential violation of third party intellectual property rights may subject us to unforeseen liabilities including injunctions and claims for monetary damages.

We do not control the means by which end user access our web sites and material changes to current navigation practices or technologies or marketing practices could result in a material adverse effect on our business.

The success of our parked pages business depends in large part upon the current end user tendency to type desired destinations directly into the web browser. End users employ this practice of direct navigation to access our web sites primarily through the following methods: directly accessing our web sites by typing descriptive keywords or keyword strings into the uniform resource locator (URL) address box of an Internet browser, accessing our web sites by clicking on bookmarked web sites and accessing our web sites through search engines and directories.

Each of these methods requires the use of a third party product or service, such as an Internet browser or search engine or directory. Internet browsers may provide alternatives to the URL address box to locate web sites, and search engines may from time to time change and establish rules regarding the indexing and optimization of web sites. Product developments and market practices for these means of access to our Web sites are not within our control. We may experience a decline in traffic to our web sites if third party browser technologies or search engine methodologies and rules, including those affecting marketing efforts, are changed to our disadvantage.

If the practice of direct navigation becomes less popular either as a result of evolving technologies or user practices, our ability to generate revenue from the practice of click through advertising may suffer.

A significant amount of revenue generated from the commercialization of domain names owned by the company is dependent on our agreements with third party providers. The monetization of these domain names is currently largely dependent on the paid listings allocated by these providers to the websites associated with our domain names. This allocation may depend on each provider’s advertiser base, internal policies and other factors and determinations that may or may not be controlled by or known to us.

Regulation could reduce the value of the Internet domain names acquired or negatively impact the Internet domain acquisition process, which could significantly impair the value attributable to our acquisitions of Internet domain names.

The former Mailbank.com, Inc. business and our recent practice of acquiring expiring domain names for parked page commercialization involves the registrations of thousands of Internet domain names both in the United States and internationally. The acquisition of Internet domain names generally is governed by regulatory bodies. The regulation of Internet domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional requirements for previously-owned Internet domain names or modify the requirements for holding Internet domain names. As a result, we might not be in a position to acquire or maintain names that contribute to our financial results. Because certain Internet domain names are important assets, a failure to acquire or maintain such Internet domain names could adversely affect our financial results and our growth.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

Our business depends on a strong brand. If we are not able to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

We believe that the brand identity we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Tucows” brand is critical to expanding our customer base. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader providing high quality products and services, which we may not do successfully. To date, we have engaged in relatively little direct brand promotion activities. This enhances the risk that we may not successfully implement brand enhancement efforts in the future.

If we fail to protect our proprietary rights, the value of those rights could be diminished.

We rely upon copyright, trade secret and trademark law, confidentiality and nondisclosure agreements, invention assignment agreements and work-for-hire agreements to protect our proprietary technology. We cannot ensure that our efforts to protect our proprietary information will be adequate to protect against infringement and misappropriation by third parties, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States and Canada.

We have licensed, and may in the future license, some of our trademarks and other proprietary rights to others. Third parties may also reproduce or use our intellectual property rights without seeking a license and thus benefit from our technology without paying for it. Third parties could also independently develop technology, processes or other intellectual property that are similar to or superior to those used by us. Actions by licensees, misappropriation of the intellectual property rights or independent development by others of similar or superior technology might diminish the value of our proprietary rights or damage our reputation.

The unauthorized reproduction or other misappropriation of our intellectual property rights, including copying the look, feel and functionality of our website could enable third parties to benefit from our technology without us receiving any compensation.

The law relating to the use of and ownership in intellectual property on the Internet is currently unsettled and may expose us to unforeseen liabilities.

There have been ongoing legislative developments and judicial decisions concerning trademark infringement claims, unfair competition claims and dispute resolution policies relating to the registration of domains. To help protect ourselves from liability in the face of these ongoing legal developments, we have taken the following precautions:

•                  Our standard registration agreement requires that each registrant indemnify, defend and hold us harmless for any dispute arising from the registration or use of a domain registered in that person’s name; and

•                  Since December 1, 1999, we have required our Service Providers to ensure that all registrants are bound to the Uniform Domain Name Dispute Resolution Policy as approved by ICANN.

Despite these precautions, we cannot assure you that our indemnity and dispute resolution policies will be sufficient to protect us against claims asserted by various third parties, including claims of trademark infringement and unfair competition.

New laws or regulations concerning domains and registrars may be adopted at any time. Our responses to uncertainty in the industry or new regulations could increase our costs or prevent us from delivering our domain registration services over the Internet, which could delay growth in demand for our services and limit the growth of our revenues. New and existing laws may cover issues such as:

•                  pricing controls;

•                  the creation of additional generic top level domains and country code domains;

•                  consumer protection;

•                  cross-border domain registrations;

•                  trademark, copyright and patent infringement;

•                  domain dispute resolution; and

•                  the nature or content of domains and domain registration.

An example of legislation passed in response to novel intellectual property concerns created by the Internet is the Anti-Cybersquatting Consumer Protection Act or ACPA enacted by the United States government in November 1999. This law seeks to curtail a practice commonly known in the domain registration industry as cybersquatting. A cybersquatter is generally defined in the ACPA as one who registers a domain that is identical or similar to another party’s trademark, or the name of another living person, with the bad faith intent to profit from use of the domain. The ACPA states that registrars may not be held liable for registration or maintenance of a domain for another person absent a showing of the registrar’s bad faith intent to profit from the use of the domain. Registrars may be held liable, however, if they do not comply promptly with procedural provisions of the ACPA. For example, if there is litigation involving a domain, the registrar is required to deposit a certificate representing the domain registration with the court. If we are held liable under the ACPA, any liability could have a material adverse effect on our business, financial condition and results of operations.

Once any infringement is detected, disputes concerning the ownership or rights to use intellectual property could be costly and time-consuming to litigate, may distract management from operating the business, and may result in us losing significant rights and our ability to operate all or a portion of our business.

Claims of infringement of intellectual property or other rights of third parties against us could result in substantial costs. Third parties may assert claims of infringement of patents or other intellectual property rights against us concerning past, current or future technologies.

Content obtained from third parties and distributed over the Internet by us may result in liability for defamation, negligence, intellectual property infringement, product or service liability and dissemination of computer viruses or other disruptive problems. We may also be subject to claims from third parties asserting trademark infringement, unfair competition and violation of publicity and privacy rights relating specifically to domains. These claims may include claims under the Anti-cybersquatting Consumer Protection Act, or ACPA, which was enacted in the United States to curtail the registration of a domain that is identical or similar to another party’s trademark or the name of a living person with the bad faith intent to profit from use of the domain.

These claims and any related litigation could result in significant costs of defense, liability for damages and diversion of management’s time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims. If a successful claim of infringement is brought against us and we fail to develop non-infringing technology or to license the infringed or similar technology on a timely basis, we may have to limit or discontinue the business operations which used the infringing technology.

We rely on technologies licensed from other parties. These third-party technology licenses may infringe on the proprietary rights of others and may not continue to be available on commercially reasonable terms, if at all. The loss of this technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could increase our costs and make our products and services less attractive to customers.

The law relating to the liability of online services companies for data and content carried on or disseminated through their networks is currently unsettled and could expose us to unforeseen liabilities.

It is possible that claims could be made against online services companies under U.S., Canadian or foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on data or content disseminated through their networks, even if a user independently originated this data or content. Several private lawsuits seeking to impose liability upon Internet service companies have been filed in U.S. and foreign courts. While the United States has passed laws protecting ISPs from liability for actions by independent users in limited circumstances, this protection may not apply in any particular case at issue. Our ability to monitor, censor or otherwise restrict the types of data or content distributed through our network is limited. Failure to comply with any applicable laws or regulations in particular jurisdictions could result in fines, penalties or the suspension or termination of our services in these jurisdictions. Our insurance may not be adequate to compensate or may not cover us at all in the event we incur liability for damages due to data and content carried on or disseminated through our network. Any costs not covered by insurance that are incurred as a result of this liability or alleged liability, including any damages awarded and costs of litigation, could harm our business and prospects.

Currency fluctuations may adversely affect us.

Our revenue is primarily realized in U.S. dollars and a significant portion of our operating expenses is paid in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material effect on our business, financial condition and results from operations. In particular, we may be adversely affected by a significant weakening of the U.S. dollar against the Canadian dollar on a quarterly and an annual basis. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements by entering into foreign exchange forward contracts to mitigate the exchange risk on a portion of our Canadian dollar exposure. We may not always enter into such forward contracts and such contracts may not always be available and economical for us. We do not account for these instruments as hedges in our consolidated financial statements.

If we do not maintain a low rate of credit card chargebacks, we will face the prospect of financial penalties and could lose our ability to accept credit card payments from customers, which would have a material adverse affect on our business, financial condition and results of operations.

A substantial majority of our revenues originates from online credit card transactions. Under current credit card industry practices, we are liable for fraudulent and disputed credit card transactions because we do not obtain the cardholder’s signature at the time of the transaction, even though the financial institution issuing the credit card may have authorized the transaction. Under credit card association rules, penalties may be imposed at the discretion of the association. Any such potential penalties would be imposed on our credit card processor by the association. Under our contract with our processor, we are required to reimburse our processor for such penalties. Our current level of fraud protection, based on our fraudulent and disputed credit card transaction history, is within the guidelines established by the credit card associations. However, we face the risk that one or more credit card associations may, at any time, assess penalties against us or terminate our ability to accept credit card payments from customers, which would have a material adverse affect on our business, financial condition and results of operations.

Forecasting our tax rate is complex and subject to uncertainty.

We are subject to income and other taxes in a number of jurisdictions and our tax structure is subject to review by both domestic and foreign tax authorities. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes, deferred tax assets and liabilities and any valuation allowance that may be recorded against our deferred tax assets. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Our current and future tax liabilities could be adversely affected by:

•                  international income tax authorities, including the Canada Revenue Agency and the U.S. Internal Revenue Service, challenging the validity of our arm’s-length related party transfer pricing policies or the validity of our contemporaneous documentation. Currently, we are undergoing a transfer pricing audit by the Canada Revenue Agency with respect to our 2000 and 2001 taxation years.

•                  changes in the valuation of our deferred tax assets; or

•                  changes in tax laws or the interpretations of such laws.

While we believe we have adequate internal control over financial reporting, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002. Any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

We are currently in the process of planning for the evaluation, documentation and testing of our internal control systems in order to permit our management to be in a position to report on, and our independent auditors to attest to, our internal controls over financial reporting as of December 31, 2007, as currently required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). While we believe our internal control over financial reporting is effective and are currently planning for timely completion of such documentation, testing and evaluation, there can be no assurance that we will be able to comply with the requirements of Section 404 of Sarbanes-Oxley by December 31, 2007. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to assert that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price. In addition, it could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

New accounting pronouncements may require us to change the way in which we account for our operational or business activities.

The Financial Accounting Standards Board, FASB, and other bodies that have jurisdiction over the form and content of our accounts are constantly discussing proposals designed to ensure that companies best display relevant and transparent information relating to their respective businesses. The effect of the pronouncements of FASB and other bodies may have the effect of requiring us to account for revenues and/or expenses in a different manner than at present.

We could suffer uninsured losses.

Although we maintain general liability insurance, claims could exceed the coverage obtained or might not be covered by our insurance. While we typically obtain representations from our technology and content providers and contractual partners concerning the ownership of licensed technology and informational content and obtain indemnification to cover any breach of these representations, we still may not receive accurate representations or adequate compensation for any breach of these representations. We may have to pay a substantial amount of money for claims that are not covered by insurance or indemnification or for claims where the existing scope or adequacy of insurance or indemnification is disputed or insufficient.

Current world events and economic trends may have a negative impact on our sales.

Our sales are subject to risks arising from adverse changes in domestic and global economic conditions and fluctuations in consumer confidence and spending. As a result, our sales may decline as a result of factors beyond our control, such as war and terrorism. These events include ongoing armed conflicts and retaliatory terrorist attacks. Any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the global markets and economy. If any of the foregoing events occur, our sales may decline and our business may be adversely affected.

Our quarterly and annual operating results may fluctuate and our future revenues and profitability are uncertain.

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. Our quarterly and annual operating results may be adversely affected by a wide variety of factors, including:

•                  our ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of our services;

•                  our ability to identify and develop new technologies or services and to commercialize those technologies into new services in a timely manner;

•                  the mix of our services sold during the quarter or year;

•                  our ability to make appropriate decisions which will position us to achieve further growth;

•                  changes in our pricing policies or those of our competitors and other competitive pressures on selling prices;

•                  our ability to identify, hire, train, motivate and retain highly qualified personnel, and to achieve targeted productivity levels;

•                  market acceptance of Internet services generally and of new and enhanced versions of our services in particular;

•                  our ability to establish and maintain a competitive advantage;

•                  the continued development of our global distribution channel and our ability to compete in multiple countries successfully as part of our sales and marketing strategy;

•                  the number and significance of service enhancements and new service and technology announcements by our competitors;

•                  our ability to identify, develop, deliver, and introduce in a timely manner new and enhanced versions of our current service offerings that anticipate market demand and address customer needs;

•                  changes in foreign currency exchange rates and issues relating to the conversion to the Canadian dollar;

•                  foreign, federal or state regulation affecting our business;

•                  our ability to continue to attract users to our website;

•                  our ability to attract software developers to participate in our Author Resource Center;

•                  our ability to continue to attract advertisers to place content on our website

•                  interruptions in our services;

•                  seasonality of the markets and businesses of our customers;

•                  news relating to our industry as a whole;

•                  our ability to enforce our intellectual property rights;

•                  our ability to manage internet fraud and information theft; and

•                  changes in methods used for the accounting of stock options.

Our operating expenses may increase. We base our operating expense budgets on expected revenue trends that are more difficult to predict in periods of economic uncertainty. We intend to continue our efforts to control discretionary spending; however, we will continue to selectively incur expenditures in areas that we believe will strengthen our position in the marketplace. If we do not meet revenue goals, we may not be able to meet reduced operating expense levels and our operating results will suffer. It is possible that in one or more future quarters, our operating results may be below our expectations and the expectations of public market analysts and investors. In that event, the price of our shares of common stock may fall.

Risks Related To the Internet and Our Technology

Our business could be materially harmed if the administration and operation of the Internet no longer rely upon the existing domain system.

The domain registration industry continues to develop and adapt to changing technology. This development may include changes in the administration or operation of the Internet, including the creation and institution of alternate systems for directing Internet traffic without the use of the existing domain system. Some of our competitors have begun registering domains with extensions that rely on such alternate systems. These competitors are not subject to ICANN accreditation requirements and restrictions. Other competitors have attempted to introduce naming systems that use keywords rather than traditional domains. The widespread acceptance of any alternative systems could eliminate the need to register a domain to establish an online presence and could materially adversely affect our business, financial condition and results of operations.

If Internet usage does not grow or if the Internet does not continue to expand as a medium for commerce, our business may suffer.

Our success depends upon the continued development and acceptance of the Internet as a widely used medium for commerce and communication. Rapid growth in the uses of, and interest in, the Internet is a relatively recent phenomenon and its continued growth cannot be assured. A number of factors could prevent continued growth, development and acceptance, including:

•                  the unwillingness of companies and consumers to shift their purchasing from traditional vendors to online vendors;

•                  the Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows;

•                  security and authentication issues may create concerns with respect to the transmission over the Internet of confidential information; and

•                  privacy concerns, including those related to the ability of websites to gather user information without the user’s knowledge or consent, may impact consumers’ willingness to interact online.

Any of these issues could slow the growth of the Internet, which could limit our growth and revenues.

We may be unable to respond to the rapid technological changes in the industry, and our attempts to respond may require significant capital expenditures.

The Internet and electronic commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, the frequent introduction of new applications and services embodying new technologies and the emergence of new industry standards and practices could make our applications, services and systems obsolete. The emerging nature of applications and services in the Internet application and services industry and their rapid evolution will require that we continually improve the performance, features and reliability of our applications and services. Our success will depend, in part, on our ability:

•                  to develop and license new applications, services and technologies that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•                  to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of applications and services and other proprietary technology involves significant technological and business risks and requires substantial expenditures and lead-time. We may be unable to use new technologies effectively or adapt our internally developed technology and transaction-processing systems to customer requirements or emerging industry standards. Updating technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures.

We could experience system failures and capacity constraints which would cause interruptions in our services and ultimately cause us to lose customers.

Our ability to maintain our computer hardware and software and telecommunications equipment in working order and to reasonably protect them from error and interruption is critical to our success. Failures and interruptions of, and the slowing of response times on, these systems could be caused by:

•                  an increase in the traffic on our websites that outstrips our system capacity;

•                  natural disasters, power losses, telecommunications failures, break-ins and similar events;

•                  computer viruses and electronic break-ins;

•                  errors, defects and bugs in software;

•                  failure or inability to upgrade technical infrastructure to handle unexpected surges in customer levels and increases in customers’ usage of bandwidth;

•                  failure of third-party bandwidth providers to maintain the services they supply to us; and

•                  failure of infrastructure providers such as electricity providers.

Substantial or persistent system failures could result in:

•                  loss of customers;

•                  loss of or delay in revenue; and

•                  failure to attract new customers or achieve market acceptance.

Our systems face security risks, and any compromise of the security of these systems could result in liability for damages and in lost customers.

Our security systems may be vulnerable to unauthorized access by hackers or others, computer viruses and other disruptive problems. Someone who is able to circumvent security measures could misappropriate customer or proprietary information or cause interruptions in Internet operations. Internet and online service providers have in the past experienced, and may in the future experience, interruptions in service because of the accidental or intentional actions of Internet users, current and former employees or others. We may need to expend significant capital and other resources to protect against the threat of security breaches or alleviate problems caused by breaches. Unauthorized persons may be able to circumvent the measures that are implemented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing our websites and the web pages that deliver our content services. Repeated or substantial interruptions could result in the loss of customers and reduced revenues.

Users might circumvent the measures we take to protect customers’ private and confidential information, such as credit card numbers. Security breaches could damage our reputation and expose us to litigation and possible liability, including claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims and for other misuses of personal information, including for unauthorized marketing purposes. We may also incur significant costs to protect against security breaches or to alleviate problems caused by these breaches. In addition, the Federal Trade Commission in the United States and state agencies have investigated various Internet companies regarding their use of personal information. The federal government has enacted legislation protecting the privacy of consumers’ nonpublic personal information. We cannot guarantee that our current information-collection procedures and disclosure policies will be found to be in compliance with existing or future laws or regulations. Our failure to comply with existing laws, including those of foreign countries, the adoption of new laws or regulations regarding the use of personal information that require us to change the way we conduct business or an investigation of our privacy practices, could increase the costs of operating our business.

Lack of consumer confidence in the security of on-line financial transactions could negatively impact our business.

Consumers may not adopt online services if they are not confident that financial transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for online transactions, many Internet users may not use the Internet for commercial transactions because of security concerns. These concerns may be heightened by well-publicized security breaches of any Internet-related service, which could deter consumers from using our services provided by our solution. If consumers do not have confidence in the security for online services transactions that the current technologies provide, our revenue will not increase and may decrease.

We may be accused of intellectual property infringement of the technology we have employed to support both our back end platform and the products and services we offer to and through our Service Providers and may be sued for damages caused by actual use of the platforms or products and services and we may be required to pay substantial damage awards.

We seek to ensure that we have licensed or otherwise secured the necessary rights to use and offer for use all intellectual property relating to our platforms and the services we offer Service Providers through the platforms.

Despite our efforts, we may be sued by third parties claiming rights in and to the technology we employ or by third parties who claim to have suffered as a result of any use, or inability to use, the platforms, products and services. If we are sued, defense of any such claims may require the resources of both our time and money. If a third-party is successful in its assertions, we may be required to pay damages that may have a material impact on our financial resources.

Recent acquisitions have required the technical integration of several businesses into our existing operating platform. Our operations are becoming increasingly sophisticated and any failure in our ability to maintain and build upon our network architecture could have a materially negative impact on our ability to retain our customer base.

Our acquisition of the hosted email and personalized email businesses earlier this year has necessitated the purchase of additional hardware and required significant development on the company’s network architecture. As a result of these acquisitions, the company’s technical systems must manage significantly more data than they have in the past. Any failure in our ability to adapt our procedures or to manage these sophisticated new systems could have a material impact on our business.

Governmental and Regulatory Risks

Governmental and regulatory policies or claims concerning the domain registration system, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our domain registration business.

Before 1999, Network Solutions managed the domain registration system for the .com, .net and ..org domains on an exclusive basis under a cooperative agreement with the U.S. government. In November 1998, the U.S. Department of Commerce authorized ICANN to oversee key aspects of the domain registration system. ICANN has been subject to strict scrutiny by the public and by the government in the United States. For example, in the United States, Congress has held hearings to evaluate ICANN’s selection process for new top level domains. In addition, ICANN faces significant questions regarding its financial viability and efficacy as a private sector entity. ICANN may continue to evolve both its long term structure and mission to address perceived shortcomings such as a lack of accountability to the public and a failure to maintain a diverse representation of interests on its board of directors. We continue to face the risks that:

•                  the U.S. or any other government may reassess its decision to introduce competition into, or ICANN’s role in overseeing, the domain registration market;

•                  the Internet community or the U.S. Department of Commerce or U.S. Congress may refuse to recognize ICANN’s authority or support its policies, which could create instability in the domain registration system;

•                  ICANN may lose any one of the several claims pending against it in both the U.S. and international courts, in which case its credibility may suffer and its policies may be discredited;

•                  ICANN may attempt to impose additional fees on registrars if it fails to obtain funding sufficient to run its operations;

•                  the terms of the registrar accreditation process could change in ways that are disadvantageous to us; and

•                  international regulatory bodies, such as the International Telecommunications Union or the European Union, may gain increased influence over the management and regulation of the domain registration system, leading to increased regulation in areas such as taxation and privacy.

In addition, ICANN has established policies and practices for itself and the companies it accredits to act as domain registries and registrars. Some of ICANN’s policies and practices, and the policies and practices adopted by registries and registrars, could be found to conflict with the laws of one or more jurisdictions.

If any of these events occur, they could create instability in the domain registration system. These events could also disrupt or suspend portions of our domain registration solution, which would result in reduced revenue.

We may be subject to government regulation that may be costly and may interfere with our ability to conduct business.

Although transmission of our websites primarily originates in Canada and the United States, the Internet is global in nature. Governments of foreign countries might try to regulate our transmissions or prosecute us for violations of their laws. Because of the increasing popularity and use of the Internet, federal, state and foreign governments may adopt laws or regulations in the future concerning commercial online services and the Internet, with respect to:

•                  user privacy;

•                  children;

•                  copyrights and other intellectual property rights and infringement;

•                  domains;

•                  pricing;

•                  content regulation;

•                  defamation;

•                  taxation; and

•                  the characteristics and quality of products and services.

Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. Laws and regulations such as those listed above or others, if enacted, could expose us to substantial liability and increase our costs of compliance and doing business.

Risks Related to our Stock

We do not intend to declare dividends on our common stock in the foreseeable future.

We anticipate that for the foreseeable future, our earnings, if any, will be retained for use in the business and that no cash dividends will be paid on our common stock. Declaration of dividends on our common stock will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements and general business conditions.

We are controlled by a limited number of principal shareholders, which may limit your ability to influence corporate matters.

As of August 31, 2006, our four principal shareholders beneficially owned approximately 38% of our shares of common stock. These shareholders could control the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also could prevent or cause a change in control. The interests of these shareholders may conflict with the interests of our other shareholders.

Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

Our share price is volatile, which may make it difficult for shareholders to sell their shares of common stock when they want to, at an attractive price.

Our share price has varied recently and the price of our common stock may decrease in the future, regardless of our operating performance. Investors may be unable to resell their common stock following periods of volatility because of the market’s adverse reaction to this volatility.

The following factors may contribute to this volatility:

•                  actual or anticipated variations in our quarterly operating results;

•                  interruptions in our services;

•                  seasonality of the markets and businesses of our customers;

•                  announcements of new technologies or new services by our company or our competitors;

•                  our ability to accurately select appropriate business models and strategies;

•                  the impact that terrorist acts or military action may have on global economic conditions and the impact that this will have on our customers or business;

•                  the operating and stock price performance of other companies that investors may view as comparable to us;

•                  news relating to our industry as a whole; and

•                  news relating to trends in our markets.

The stock market in general, and the market for Internet-related companies in particular, including our company, has experienced extreme volatility. This volatility often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may cause the price of our shares of common stock to drop, regardless of our performance.

Future sales of shares of common stock by our existing shareholders could cause our share price to fall.

If our shareholders sell substantial amounts of shares of common stock in the public market, the market price of the shares of common stock could fall. The perception among investors that these sales will occur could also produce this effect.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding, among other things, the number of new, renewed and transferred-in domain names, the competition we expect to encounter as our business develops and competes in a broad range of Internet services, the effectiveness of our intellectual property protection, including our ability to license proprietary rights to network partners and to register additional trademarks and service marks, our belief that the market for domain name registration will trend upward gradually, our belief that it is more likely than not that net deferred assets will be realized; our expectations regarding our acquisition of the assets of Critical Path, Inc.; our expectations regarding the cost of compliance with Sarbanes-Oxley and our belief that, by increasing the number of applications and services we offer, we will be able to generate higher revenues, are forward-looking statements. These statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Many factors affect our ability to achieve our objectives and to successfully develop and commercialize our services including:

•                  Our ability to continue to generate sufficient working capital to meet our operating requirements;

•                  Our ability to maintain a good working relationship with our vendors and customers;

•                  The ability of vendors to continue to supply our needs;

•                  Actions by our competitors;

•                  Our ability to achieve gross profit margins at which we can be profitable;

•                  Our ability to attract and retain qualified personnel in our business;

•                  Our ability to effectively manage our business;

•                  Our ability to obtain and maintain approvals from regulatory authorities on regulatory issues;

•                  Pending or new litigation; and

•                  Factors set forth above under the caption “Risk Factors”.

This list of factors that may affect our future performance and financial and competitive position and also the accuracy of forward-looking statements is illustrative, but it is by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements included or incorporated in this document are based on information available to us as of the date of this document, and we assume no obligation to update these cautionary statements or any forward-looking statements. These statements are not guarantees of future performance.

We qualify all the forward-looking statements contained in, or incorporated into, this Registration Statement on Form S-3 by the foregoing cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, American Stock Exchange listing fees, Toronto Stock Exchange listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The 3,569,337 shares of common stock being registered hereunder were issued in connection with the Agreement and Plan of Merger, dated as of June 15, 2006, by and among Tucows (Delaware) Inc., Tucows Nevada Inc., Mailbank.com, Inc., Rawleigh H. Ralls IV and the Stockholders’ Representative, the stockholders identified on the signature page thereto and, solely with respect to Section 11.4, Tucows Inc., which closed on June 19, 2006.

We have agreed with each selling stockholder to file a registration statement to register for resale the shares of common stock we issued in connection with the merger transaction.  Shares registered hereunder may also be sold by donees, pledgees, and other transferees or successors in interest of the selling stockholders. Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.

The information in the table below is based on information provided by or on behalf of the selling stockholders or our stockholder records. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, except as set forth below, shares of common stock that could be issued upon the exercise of outstanding options held by that person that are currently exercisable or exercisable within sixty days are considered outstanding.  Percentage of ownership is based on 75,732,220 shares outstanding on August 31, 2006.  The information in the table below regarding the shares of common stock beneficially owned after the offering assumes that all of the shares offered by the selling stockholders are sold, and that the selling stockholders acquire no additional shares of common stock before completion of the offering.  Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.  The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of
	Common Stock
	Beneficially	Number of Shares	Shares of Common Stock to be Beneficially Owned
	Owned Prior to	of Common Stock	After the Offering
Selling Stockholder	the Offering	Being Offered	Number	Percentage

Ralls, Rawleigh	2,023,689	1,273,689	750,000		*
Cuban, Mark	6,932,784	821,084	6,111,700	8.07%
Channing Investments (1)	257,614	257,614	—		*
Precept Capital Masterfund G.P. (2)	174,521	174,521	—		*
Hullett, J.K.	90,100	90,100	—		*
Savage, Tom	88,327	88,327	—		*
Lemak, John	72,734	72,734	—		*
Kelvin Grove Estates (3)	53,767	53,767	—		*
Goodman, Gary	51,937	51,937	—		*
Gervais, Jose	50,162	50,162	—		*
Guelpa, Kevin	47,329	47,329	—		*
O’Leary, Richard	42,221	42,221	—		*
White Star Partners (4)	40,130	40,130	—		*
Carter, Colin	36,367	36,367	—		*
Benjamin, Joseph	34,296	34,296	—		*
Arrington, David	33,441	33,441	—		*
Roytor & Co. (BdG)	32,728	32,728	—		*
Armstrong, G. Arnold	30,390	30,390	—		*
Casper Holdings (5)	29,455	29,455	—		*
Rufus Resources (6)	29,455	29,455	—		*
Jones, Wink	27,868	27,868	—		*
McKinney, Charles	24,285	24,285	—		*
Rush & Co.	23,377	23,377	—		*
Alpert, Robert	21,528	21,528	—		*
O’Brien, Michael	21,039	21,039	—		*
Rimer, Jane	18,119	18,119	—		*
Canon, K. Scott	16,721	16,721	—		*
Jenkins, Richard	16,564	16,564	—		*
Swanton, Adrian	14,026	14,026	—		*
Glass, Dan	12,123	12,123	—		*
Buckland, Chan	11,688	11,688	—		*
Internet Services Inc. (7)	11,688	11,688	—		*
Lang, Frank	9,351	9,351	—		*
Oleynick, Jim	9,351	9,351	—		*
McKenzie, Warren	6,545	6,545	—		*
Lam, Ben	5,852	5,852	—		*
O’Mara, Frank	5,752	5,752	—		*
McMahon, Craig	5,016	5,016	—		*
Moffatt, Gerard	5,016	5,016	—		*
Simpson, Paul	4,979	4,979	—		*
Chrysalis Ventures (8)	3,740	3,740	—		*
Dawson, Jim	3,740	3,740	—		*
Dong, Kevin	3,740	3,740	—		*
Jorgens, Brent	3,740	3,740	—		*
McKenzie, Wendy	3,740	3,740	—		*
Dvorak, John	3,199	3,199	—		*
Marini, Patricia	2,326	2,326	—		*
Dong, Alfred	1,870	1,870	—		*
Fagan, Brian	1,870	1,870	—		*
Kurtz, Rob	1,672	1,672	—		*
Ng, Steve	1,672	1,672	—		*
Mastronardi, Nicholas	1,431	1,431	—		*
Sosnowski, Walt	1,003	1,003	—		*
Allen, Susan	860	860	—		*
Smartt, Robert	571	571	—		*
Stapleton, Paul	320	320	—		*
Minard, Kevin	200	200	—		*
Ceranski, Michael	8	8	—		*
					*
Totals:	10,458,037	3,596,337	6,861,700		*

*              Less than one percent.

(1)                   Chan Buckland is the natural person with voting and investment control over these shares.

(2)                   Blair Baker is the natural person with voting and investment control over these shares.

(3)                   G. Arnold Armstrong is the natural person with voting and investment control over these shares.

(4)                   Chan Buckland is the natural person with voting and investment control over these shares.

(5)                   G. Arnold Armstrong is the natural person with voting and investment control over these shares.

(6)                   G. Arnold Armstrong is the natural person with voting and investment control over these shares.

(7)                   Robin Relph is the natural person with voting and investment control over these shares.

(8)                   William McWilliams is the natural person with voting and investment control over these shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. Sales of shares may be made by selling stockholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the American Stock Exchange, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•                  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•                  purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•                  ordinary brokerage transactions and transactions in which the broker solicits purchases;

•                  through options, swaps or derivatives;

•                  in privately negotiated transactions;

•                  in making short sales or in transactions to cover short sales;

•                  put or call option transactions relating to the shares; and

•                  any other method permitted under applicable law.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling stockholders and each selling stockholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.  We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders to satisfy such requirements.  Additionally, we have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•                  the name of each such selling stockholder and of the participating broker-dealer(s);

•                  the number of shares involved;

•                  the initial price at which the shares were sold;

•                  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•                  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•                  other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule of Tucows Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Mailbank.com, Inc. and subsidiaries (d/b/a/NetIdentity.com) referenced in this prospectus as of December 31, 2005 and 2004 and the years then ended, have been included in reliance upon the reports of Mayer Hoffman McCann P.C., independent registered public accounting firm, given on the authority of the firm as experts in accounting and auditing in issuing such reports.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at prescribed rates. You should call 1-800-SEC-0330 for more information on the SEC’s Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov. Most of our SEC filings are also available to you free of charge at our Internet website at http://www.tucows.com.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished to, and not filed with, the SEC), prior to the sale of all the shares covered by this prospectus:

(1)                  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 filed with the SEC on August 14, 2006, as amended on Form 10-Q/A filed with the SEC on August 17, 2006.

(2)                  Our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 17, 2006, as amended on Form 10-K/A filed with the SEC on April 11, 2006;

(3)                  Our Current Reports on Form 8-K filed with the SEC on January 6, 2006, January 18, 2006, March 21, 2006 and June 21, 2006 (as amended on June 22, 2006 and September 1, 2006).

(4)                  All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(5)                  The description of our common stock contained in our Registration Statement on Form 8-A (File No. 001-32600) filed on August 9, 2005, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Tucows Inc.

96 Mowat Avenue

Toronto, Ontario, Canada M6K 3M1

Attention: Investor Relations

Telephone: (416) 535-0123